At a special meeting of shareholders held on December 7, 2016, subsequently adjourned to January 18, 2017, shareholders of the Hatteras Long/ Short Equity Fund (the "Fund") voted on the following: Proposal 1) a new investment advisory agreement between Hatteras Funds, LP ("Hatteras") and Trust for Advisor Solutions (the "Trust")
to implement an annual management fee of 1.75% of the Fund's average daily net assets; and Proposal 2) a
"manager of managers" structure for the Fund. As of the record date, the Fund had 1,964,726 shares outstanding. Of the 311,834 shares present in person or by proxy at the meeting on January 18, 2017: 292,326 shares or 93.74%
voted in favor of Proposal 1 (representing 14.88 % of total outstanding shares); 2,195 shares or 0.70% were voted against Proposal 1 (representing 0.11% of the total outstanding shares); and 17,313 shares or 5.55% abstained from voting on Proposal 1 (representing 0.88% of total outstanding shares). Accordingly, Proposal 1 was not approved for the Fund. Of the 311,834 shares present in person or by proxy at the meeting on January 18, 2017: 290,403 shares or 93.13% voted in favor of Proposal 2 (representing 14.78% of total outstanding shares); 4,117 shares or 1.32%
were voted against Proposal 2 (representing 0.21% of the total outstanding shares); and 17,313 shares or 5.55%
abstained from voting on Proposal 2 (representing 0.88% of total outstanding shares). Accordingly, Proposal 2 was not approved for the Fund.